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14041554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIMBERLITE ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 FIFTH AVENUE, 16TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL D. COSTER (212) 389 - 9415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ & FARRA, LLC
(Name – *if individual, state last, first, middle name*)

1450 BRICKELL AVENUE, 18TH FLOOR	MIAMI	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP - 2 2014
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL D. COSTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIMBERLITE ADVISORS, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY NEGERSMITH
Notary Public, State of New York
Registration #01NE6288354
Qualified In Putnam County
Commission Expires September 3, 2017

Signature

CO-CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIMBERLITE ADVISORS, LLC
(FORMERLY RANIERI REAL ESTATE ADVISORS, LLC)

TABLE OF CONTENTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Member of
Kimberlite Advisors, LLC
(Formerly Ranieri Real Estate Advisors, LLC)
(A Wholly-Owned Subsidiary of Kimberlite Group, LLC, (the "Parent"))

Report on the Financial Statement

We have audited the accompanying financial statement of Kimberlite Advisors, LLC (formerly Ranieri Real Estate Advisors, LLC) (a wholly-owned subsidiary of Kimberlite Group, LLC) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Member of
Kimberlite Advisors, LLC
(Formerly Ranieri Real Estate Advisors, LLC)
(A Wholly-Owned Subsidiary of Kimberlite Group, LLC)
Page Two

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Kimberlite Advisors, LLC (formerly Ranieri Real Estate Advisors, LLC) (a wholly-owned subsidiary of Kimberlite Group, LLC) as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the financial statement, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Transactions with Affiliated Companies

As discussed in Note 1 to the financial statement, the Company is part of an affiliated group of companies and has extensive transactions with the Parent. Our opinion is not modified with respect to that matter.

Morrison, Brown, Argiz & Farra

Miami, Florida
March 31, 2014

KIMBERLITE ADVISORS, LLC
(FORMERLY RANIERI REAL ESTATE ADVISORS, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS	
CASH AND CASH EQUIVALENTS	$ 73,766
ACCOUNTS RECEIVABLE	102,567
PREPAID EXPENSES	56,314
PROPERTY AND EQUIPMENT, NET	31,878
TOTAL ASSETS	$ 264,525
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
ACCRUED LIABILITIES AND ACCOUNTS PAYABLE	$ 89,174
DEFERRED RENT PAYABLE	38,815
TOTAL LIABILITIES	127,989
COMMITMENTS AND CONTINGENCIES (NOTE 6)	
MEMBER'S EQUITY	
MEMBER'S CAPITAL	2,738,196
ACCUMULATED DEFICIT	(2,601,660)
TOTAL MEMBER'S EQUITY	136,536
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 264,525

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION

Kimberlite Advisors, LLC (formerly known as Ranieri Real Estate Advisors, LLC) (the "Company" or "KA") was incorporated on March 5, 2009 as a Delaware limited liability company by the filing of a certificate of amendment with the Secretary of the State of Delaware pursuant to the Delaware Limited Liability Company Act (the Act) to engage in any activities allowed by the Act. The Company's offices are located in New York, New York. The Company is a wholly-owned subsidiary of the Kimberlite Group, LLC ("KG", "Parent Company").

The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company holds no customer funds.

On September 9, 20013, Ranieri Real Estate Advisors, LLC ("RREA") members sold 100% of their ownership interest to Kimberlite Group, LLC, in exchange for $250,000 plus the value of certain payroll expense and office expense reimbursements of $294,169 and $55,459, respectively. On September 12, 2013, the certificate of amendment changed the name of the Company from Ranieri Real Estate Advisors, LLC to Kimberlite Advisors, LLC.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2013, the Company incurred a net loss and had positive working capital. The positive working capital in 2013, was due, primarily, to an arrangement the Company has with its Parent, pursuant to which, in 2013, the Parent assumed and funded most of the Company's day-to-day operating expenses via additional capital contributions.

The ability of the Company to continue as a going concern is dependent upon a number of factors including its ability to generate positive net working capital internally from profitable operations the absence of which will likely place continued reliance upon additional capital contributions from its Parent to fund its working capital needs.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents— The Company considers all short-term highly liquid investments that are readily convertible to cash and have original maturity dates of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are held with two financial institutions.

Property and Equipment — Property and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major betterments are capitalized.

The Company reviews long-lived assets to determine whether there has been any permanent impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company recognizes an impairment loss on property and equipment when evidence, such as the sum of expected future cash flows (undiscounted and without interest charges), indicates that future operations will not produce sufficient revenue to cover the related future costs, including depreciation, and when the carrying amount of the asset cannot be realized through sale.

Use of Estimates — The preparation of the financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates.

In preparing this financial statement, management makes estimates and assumptions regarding:

- Assessment of impairment of the broker-dealer license
- Other matters that affect the reported amounts and disclosures if contingencies in the financial statement

Deferred Rent — Rent expense is recognized using a straight-line method of the entire lease cost over the term of the lease. The unamortized difference between rent incurred on the straight-line method and rent incurred according to lease terms is reported as a deferred rent payable in the accompanying statement of financial condition. At December 31, 2013, deferred rent payable amounted to $38,815.

Government and Other Regulation — The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with applicable requirements of these organizations.

Income Taxes — Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of income tax expense.

The Company's taxable income or losses flow through to its member and is factored in the member's tax position; accordingly, no provision has been made for income taxes in the accompanying financial statements. Management has determined that the Company has not taken, nor does it expect to take any uncertain tax positions in any income tax return. Tax years from 2013 are open for examination by the U.S. federal, state and local tax authorities.

2. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, are as follows as of December 31, 2013:

December 31,		2013	Estimated Useful Life
Computer equipment	$	21,027	5 Years
Furniture and fixtures		12,343	7 Years
		33,370	
Less: accumulated depreciation		1,492	
	$	31,878	

3. CONCENTRATIONS OF CREDIT RISK

As of December 31, 2013 receivables from three customers represented approximately 90% of accounts receivable, and totaled approximately $91,815 at December 31, 2013.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

4. MEMBER'S EQUITY

Pursuant to the terms of the Administrative Services and Expense Sharing Agreement ("Agreement"), dated January 1, 2012, between RREA and Ranieri Real Estate Advisors Holdings LLC ("RREAH"), the Company was allocated and charged certain specific expenses during 2013 which were paid by RREAH on its behalf and incurred the obligation to reimburse RREAH accordingly.

Due to the limited internally generated cash from operations during 2013, RREAH forgave the Company's obligations to repay the amounts pertaining to the allocated expenses. The Company does not reflect a liability due to RREAH for these amounts. The amounts are recorded as contributions to the Company of $861,193 and are included in member's capital in the accompanying Statement of Financial Condition as of December 31, 2013.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule which requires that the Company maintain minimum Net Capital of the greater of \$5,000 or a 6-2/3% Aggregate Indebtedness (\$8,533) and a ratio of Aggregate Indebtedness to Net Capital (both as defined by the SEC) of no more than 15 to 1. At December 31, 2013, the Company had deficient net capital of (\$54,223), which was (\$62,756) in deficiency of its required net capital. The Company's ratio of aggregate indebtedness to net capital was a negative ratio (not meaningful) as of December 31, 2013. The net capital deficiency was due to certain year-end adjustments necessary to be in conformity with GAAP. Management determined that the Company became compliant on January 22, 2014, and continues to be compliant through the report date.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt under Section (k)(2)(ii) of SEC Rule 15c3-3.

6. COMMITMENTS AND CONTINGENCIES

Contractual Arrangements — In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Legal — There are no legal actions pending or, to management's knowledge, threatened against the Company other than ordinary course of business actions that we believe will not have a material adverse effect on our business or financial statements.

Sublease Commitment — In August 2013, the Company entered into a two year non-cancelable sublease effective September 1, 2013 for new office space. The lease requires the following minimum annual payments:

2014	\$ 251,574
2015	167,716
Total	\$ 419,290

7. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of the issuance of the financial statements requiring recognition or disclosure in the financial statements.

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member of
Kimberlite Advisors, LLC
(Formerly Ranieri Real Estate Advisors, LLC)
(A Wholly-Owned Subsidiary of Kimberlite Group, LLC)

In planning and performing our audit of the financial statements and accompanying information of Kimberlite Advisors, LLC (formerly Ranieri Real Estate Advisors, LLC) (A Wholly-Owned Subsidiary of Kimberlite Group, LLC) (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies as defined above, which resulted from several proposed audit adjustments to reflect the Company's expenses in the proper period. These identified deficiencies in internal control were communicated in writing to management and the Member.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
March 31, 2014